PART I    REGISTRANT INFORMATION

          U. S. SECURITIES AND EXCHANGE COMMISSION

                        FORM NT 10-K

   For year ended December 31, 1999
   Commission file number 0-5559

                  First Financial Corporation
     Exact name of registrant as specified in its charter)

            Texas                       74-1502313
   (State or other jurisdiction of    (I. R. S. Employer
   incorporation or organization)       Identification)

   800 Washington Avenue, Waco, Texas        76701
   (Address of principal execute offices)  (Zip Code)

   Registrant's telephone number, including area code (254)757-2424

PART II   RULES 12b-25(b) AND (c)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.
(c) The accountant's statement required by Rule 12b-25(c) has been included.

PART III  NARRATIVE

The Registrant is unable to timely file its Form 10-KSB for the period ended December 31, 1999, because the auditors have not completed the audited financial statements of the Registrant and are unable to complete such financial statements without unreasonable effort and expense. As of February 29, 2000, the stockholders' equity of First
Preference Mortgage Corp., a third tier subsidiary of Key
Group, LTD., in which the Registrant is a 52.94% limited partner, was less than the amount required under its Master
Whole-Loan Purchase Agreement with a financial institution.
First Preference Mortgage Corp. is working with the financial institution to remedy this default and additional time is required to determine the impact of this default on the Registrant's financial statements and required disclosures.

The Company will reflect a net income of approximately $(181,000) compared to net income of $400,158 for 1998. In general, the 1999 loss is due to the Company's significant reduction in the amount of residential mortgage loans funded in 1999, and a reduction in the realized gain on the sale of the residential mortgage loans. The Company's results of operations include the Company's share of the net loss of Key Group, LTD., which amounted to approximately $(315,000)in 1999 compared to net income of $248,306 in 1998.


PATTILLO, BROWN, & HILL, L.L.P.

First Financial Corporation and Subsidiaries
Waco, Texas

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form NT 10-K to be filed by First Financial Corporation and Subsidiaries (FFC) on or about March 28, 2000, which contains notification of the registrant's inability to file its Form 10-KSB by March 31, 2000. We have read FFC's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1999 to be included in the Form 10-KSB.

signed:  Pattillo Brown & Hill LLP
         March 28, 2000
         Waco, Texas

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     Annie Laurie Miller (254)757-2424
(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
     Yes.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes.
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.
     See Narrative Section.

     First Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  March 28, 2000       By:Annie Laurie Miller
     Executive Vice President